                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               GENSYM CORPORATION
                               ------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                    37245R107
                                 --------------
                                 (CUSIP Number)

                                 Johan Magnusson
                              Rocket Software, Inc.
                               2 Apple Hill Drive
                                Natick, MA 01760
                                  508-652-2102
                                  ------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  JULY 23, 2001
                                  -------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13(d)(7) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37245R107.

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1.  Names of Reporting Persons                           Rocket Software, Inc.
    I.R.S. Identification Nos. of Above Persons          (I.R.S. Identification
                                                         No. 04-3090800)

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)(a) [x]
                                                                       (b) [ ]

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3.  SEC Use Only

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4.  Source of Funds (See Instructions)                                     WC

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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant      [ ]
    to Items 2(d) or 2(e)

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6.  Citizenship or Place of Organization                          Massachusetts

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    Number of      (7) Sole Voting Power                                   None

     Shares      --------------------------------------------------------------
  Beneficially     (8) Shared Voting Power       200,000 shares - See Item 5(b)

    Owned by     --------------------------------------------------------------
      Each         (9) Sole Dispositive Power                              None

    Reporting    --------------------------------------------------------------
   Person With    (10) Shared Dispositive Power  200,000 shares - See Item 5(b)

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned          200,000 shares - See Item 5(b)
    by each Reporting Person

-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                     [ ]
    Certain Shares

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13. Percent of Class Represented by Amount in Row (11)                   3.09%

-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                            CO

-------------------------------------------------------------------------------

CUSIP No. 37245R107.

-------------------------------------------------------------------------------
1.  Names of Reporting Persons                                  Andrew Youniss
    I.R.S. Identification Nos. of Above Persons

-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)(a) [x]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3.  SEC Use Only

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                  AF, PF

-------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant      [ ]
    to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                          United States

-------------------------------------------------------------------------------
    Number of      (7) Sole Voting Power         1,500 shares - See Item 5(b)

     Shares      --------------------------------------------------------------
  Beneficially     (8) Shared Voting Power       200,000 shares - See Item 5(b)

    Owned by     --------------------------------------------------------------
      Each         (9) Sole Dispositive Power    1,500 shares - See Item 5(b)

    Reporting    --------------------------------------------------------------
   Person With    (10) Shared Dispositive Power  200,000 shares - See Item 5(b)

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned          201,500 shares - See Item 5(b)
    by each Reporting Person

-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                     [ ]
    Certain Shares

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                   3.12%

-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                            IN

-------------------------------------------------------------------------------

CUSIP No. 37245R107.

-------------------------------------------------------------------------------
1.  Names of Reporting Persons                                  Johan Magnusson
    I.R.S. Identification Nos. of Above Persons

-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)(a) [x]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3.  SEC Use Only

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                  AF, PF

-------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant      [ ]
    to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                                 Sweden

-------------------------------------------------------------------------------
    Number of      (7) Sole Voting Power         335,600 shares - See Item 5(b)

     Shares      --------------------------------------------------------------
  Beneficially     (8) Shared Voting Power       200,000 shares - See Item 5(b)

    Owned by     --------------------------------------------------------------
      Each         (9) Sole Dispositive Power    335,600 shares - See Item 5(b)

    Reporting    --------------------------------------------------------------
   Person With    (10) Shared Dispositive Power  200,000 shares - See Item 5(b)

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned          535,600 shares - See Item 5(b)
    by each Reporting Person

-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                     [ ]
    Certain Shares

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                   8.28%

-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                            IN

-------------------------------------------------------------------------------

CUSIP No. 37245R107.

-------------------------------------------------------------------------------
1.  Names of Reporting Persons                                  Matthew Kelley
    I.R.S. Identification Nos. of Above Persons

-------------------------------------------------------------------------------
2.  Check the Appropriate Box if a Member of a Group (See Instructions)(a) [x]
                                                                       (b) [ ]

-------------------------------------------------------------------------------
3.  SEC Use Only

-------------------------------------------------------------------------------
4.  Source of Funds (See Instructions)                                     AF

-------------------------------------------------------------------------------
5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant      [ ]
    to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6.  Citizenship or Place of Organization                         United States

-------------------------------------------------------------------------------
    Number of      (7) Sole Voting Power                                   None

     Shares      --------------------------------------------------------------
  Beneficially     (8) Shared Voting Power       200,000 shares - See Item 5(b)

    Owned by     --------------------------------------------------------------
      Each         (9) Sole Dispositive Power                              None

    Reporting    --------------------------------------------------------------
   Person With    (10) Shared Dispositive Power  200,000 shares - See Item 5(b)

-------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned          200,000 shares - See Item 5(b)
    by each Reporting Person

-------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes                     [ ]
    Certain Shares

-------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)                   3.09%

-------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)                            IN

-------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         The security to which this statement relates is the Common Stock, $.01 par value per share (the "Common Stock") of Gensym Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive office is 52 Second Avenue, Burlington, MA 01803.

ITEM 2. IDENTITY AND BACKGROUND.

1.          (a)        Rocket Software, Inc. ("Rocket")
            (b)        Two Apple Hill Drive
                       Natick, MA 01760
            (c)        Not Applicable.
            (d)        No
            (e)        No
            (f)        Not Applicable

2.          (a)        Andrew Youniss
            (b)        Business Address: Two Apple Hill Drive, Natick, MA 01760.
            (c)        Director, Chief Executive Officer, President, Treasurer,
                       Clerk and 40% stockholder of Rocket.
            (d)        No
            (e)        No
            (f)        United States of America.

3.          (a)        Johan Magnusson
            (b)        Business Address: Two Apple Hill Drive, Natick, MA 01760
            (c)        Director, Chief Operating Officer, Vice President and
                       40% stockholder of Rocket.
            (d)        No
            (e)        No
            (f)        Sweden

4.          (a)        Matthew Kelley
            (b)        Business Address: Two Apple Hill Drive, Natick, MA 01760.
            (c)        Director, Chief Technology Officer and 20% stockholder
                       of Rocket
            (d)        No
            (e)        No
            (f)        United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Rocket paid the Company an aggregate of $439,537.00 in cash for 200,000 shares of the Common Stock. The funds used by Rocket for purposes of purchasing the foregoing shares were from Rocket's working capital. Mr. Magnusson paid the Company an aggregate of $1,157,663.00 in cash for an aggregate 335,600 shares of the Common

Stock. The funds used by Mr. Magnusson for purposes of purchasing the foregoing shares were from his personal funds. Mr. Youniss paid the Company an aggregate of $6000.00 in cash for 1,500 shares of the Common Stock. The funds used by Mr. Youniss for purposes of purchasing the foregoing shares were from his personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

         On July 23, 2001, representatives of Rocket delivered to the Company a non-binding proposal letter proposing a transaction pursuant to which Rocket would acquire the shares of the Company in a merger transaction (the "Proposed Transaction"), a copy of which is attached hereto as EXHIBIT A and is incorporated herein by reference. On July 24, 2001, representatives of Rocket delivered to the Company a non-binding proposal letter supplementing the letter dated July 23, 2001, proposing a transaction pursuant to which Rocket would provide a short term secured loan to the Company, a copy of which is attached hereto as EXHIBIT B and is incorporated herein by reference. On July 25, 2001, representatives of Rocket delivered to the Company a non-binding proposal letter supplementing the letter dated July 23, 2001 and superceding the letter dated July 24, 2001, a copy of which is attached hereto as which is attached hereto as EXHIBIT C and is incorporated herein by reference.

         Rocket and the other members of the Reporting Group may at any time, and from time to time, (a) acquire additional securities of the Company, or dispose of such securities the disposition of securities of the Company; (b) propose an extraordinary corporate transaction similar to the Proposed Transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, or a sale or transfer of a material amount of assets of the Company or any of its subsidiaries. One likely result of the foregoing would be to cause the securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, and to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934, as amended (the "Exchange Act"). Further, in connection with the foregoing, Rocket and the other members of the Reporting Group may proposed interim financing arrangements (including, but not limited to, one or more short term secured loans to the Company) which have the effect of changing the Company's charter, bylaws or instruments corresponding thereto, or may propose other actions which may impede the acquisition of control of the Company by any person. In connection with any of the foregoing or otherwise, Rocket and the other members of the Reporting Group may propose changes to the Company's structure, including, but not limited to, changes in the present board of directors or management of the Company or other actions similar to those listed above or those enumerated in Item 4 of Schedule 13D promulgated under the Exchange Act.

         Except as provided for herein (including the attached Exhibits), Rocket does not have any present plan or proposal to effect any further substantial changes to the business, organization, form or control of the Company. Each of Rocket and the other reporting persons reserves the right to dispose of all or some of the shares of Common

Stock beneficially owned or held by it or him or may acquire additional shares depending upon price and market conditions and the evaluation of alternative investments.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

         (a) Based upon the 6,466,970 shares of Common Stock outstanding as of May 7, 2001 as such information was provided by the Company:

                  (i) Rocket is the record holder and beneficial owner of an aggregate of 200,000 shares of the Common Stock, which comprise 3.10% of that class of securities.

                  (ii) Andrew Youniss, (A) as a 40% stockholder of Rocket, may be an indirect beneficial owner of 200,000 shares of the Common Stock held of record by Rocket, and (B) is the direct beneficial owner of an additional 1,500 shares of Common Stock, representing in the aggregate approximately 3.10% of the number of shares of Common Stock currently outstanding.

                  (iii) Johan Magnusson, (A) as a 40% stockholder of Rocket, may be an indirect beneficial owner of 200,000 shares of the Common Stock held of record by Rocket, and (B) is the direct beneficial owner of an additional 335,600 shares of Common Stock, representing in the aggregate approximately 8.28% of the number of shares of Common Stock currently outstanding.

                  (iv) Matthew Kelley, as a 20% stockholder of Rocket, may be an indirect beneficial owner of 200,000 shares of the Common Stock held of record by Rocket, representing approximately 3.10% of the number of shares of Common Stock currently outstanding.

         (b) Rocket, Andrew Youniss, Johan Magnusson and Matthew Kelley, by virtue of their indirect beneficial ownership interest in the 200,000 shares of the Common Stock held by Rocket and their respective relationships as directors and/or executive officers of Rocket, exercise shared voting and dispositive power with respect to such shares. Mr. Youniss holds sole voting and dispositive power with respect to the 1,500 shares of Common Stock beneficially owned by him, and each of Rocket, Mr. Magnusson and Mr. Kelley expressly disclaims beneficial ownership of such shares. Mr. Magnusson holds sole voting and dispositive power with respect to the 335,600 shares of Common Stock beneficially owned by him, and each of Rocket, Mr. Youniss and Mr. Kelley expressly disclaims beneficial ownership of such shares.

         (c) Other than as set forth below, there have been no transactions in the Common Stock during the past sixty (60) days by Rocket, Andrew Youniss, Johan Magnusson or Matthew Kelley.

Johan Magnusson made the following purchases of common stock of the Company during the past sixty (60) days:


-------------------------------------------------------------------------------------------------------------
Date                         Number of Shares           Price Per Share            Total Price

-------------------------------------------------------------------------------------------------------------

May 25, 2001                 1,000                      $.75                       $750.00
-------------------------------------------------------------------------------------------------------------
May 30, 2001                 3,000                      $.736                      $2,208.00
-------------------------------------------------------------------------------------------------------------
June 1, 2001                 2,000                      $.75                       $1,500.00
-------------------------------------------------------------------------------------------------------------
June 4, 2001                 3,000                      $.75                       $2,250.00
-------------------------------------------------------------------------------------------------------------
June 8, 2001                 1,000                      $.75                       $750.00
-------------------------------------------------------------------------------------------------------------
June 11, 2001                5,000                      $.754                      $3,770.00
-------------------------------------------------------------------------------------------------------------
June 18, 2001                1,000                      $.75                       $750.00
-------------------------------------------------------------------------------------------------------------
June 20, 2001                3,300                      $.764                      $2,521.20
-------------------------------------------------------------------------------------------------------------
June 21, 2001                4,300                      $.75                       $3,225.00
-------------------------------------------------------------------------------------------------------------
June 22, 2001                4,700                      $.75                       $3,525.00
-------------------------------------------------------------------------------------------------------------
June 25, 2001                9,000                      $.75                       $6,750.00
-------------------------------------------------------------------------------------------------------------
June 26, 2001                4,000                      $.76                       $3,040.00
-------------------------------------------------------------------------------------------------------------


         (d) Not Applicable.

         (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Johan Magnusson and Andrew Youniss are each directors and 40% stockholders of Rocket. Matthew Kelley is a director and 20% stockholder of Rocket. Rocket has delivered to the Company a non-binding proposal letter proposing a transaction pursuant to which Rocket would acquire the shares of the Company, a copy of which is attached hereto as EXHIBIT A and is incorporated herein by reference. The proposal letter has been supplemented by proposal letters dated July 24, 2001 and July 25, 2001, which are attached hereto as Exhibit B and Exhibit C, respectively, and each of which are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         The following documents are filed as exhibits to this statement:

         EXHIBIT A                   Proposal Letter dated July 23, 2001
                                     from Rocket Software, Inc. to the Company.

         EXHIBIT B                   Supplement Proposal Letter dated
                                     July 24, 2001 to Proposal Letter dated
                                     July 23, 2001 from Rocket Software, Inc.
                                     to the Company.

         EXHIBIT C                   Supplement Proposal Letter dated
                                     July 25, 2001 to Proposal Letter Proposal
                                     Letter dated July 23, 2001 from Rocket
                                     Software, Inc. to the Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                                     ROCKET SOFTWARE, INC.


         July 27, 2001                               By: /s/ Andrew Youniss
         ---------------------------                 --------------------------
         (Date)                                      Andrew Youniss, President


         July 27, 2001                               /s/ Andrew Youniss
         ---------------------------                 --------------------------
         (Date)                                      Andrew Youniss


         July 27, 2001                               /s/ Johan Magnusson
         ---------------------------                 --------------------------
         (Date)                                      Johan Magnusson


         July 27, 2001                               /s/ Matthew Kelley
         ---------------------------                 --------------------------
         (Date)                                      Matthew Kelley